As filed with the Securities and Exchange Commission on August 1, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

Banco Itaú Holding Financeira S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Preferred Shares without Par Value, of Banco Itaú Holding Financeira S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$535.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the depositary	Paragraphs (13) and (18)

3. Fees and Charges	Paragraph (7)

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a (1).

Form of Deposit Agreement dated as of May 31, 2001, as amended and restated as of February 20, 2002, among Banco Itaú S.A., The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

a (2).

Assignment by Banco Itaú S.A. to Banco Itaú Holding Financeira S.A. – Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 1,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Preferred Shares without Par Value, of Banco Itaú Holding Financeira S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen R. Murray

Name:  Allen R. Murray

Title:  Managing Director

Pursuant to the requirements of the Securities Act of 1933, Banco Itaú Holding Financeira S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Federative Republic of Brazil on August 1, 2006.

Banco Itaú Holding Financeira S.A.

By:  /s/ Roberto Egydio Setubal

Name:  Roberto Egydio Setubal

Title:    Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 1, 2006.

________________________ Name: Olavo Egydio Setubal Director	/s/ Gustavo Jorge Laboissiere Loyola Name: Gustavo Jorge Laboissiere Loyola Director
/s/ José Carlos Moraes Abreu Name: José Carlos Moraes Abreu Director	/s/ Henri Penchas Name: Henri Penchas Director
/s/ Alfredo Egydio Arruda Villela Filho Name: Alfredo Egydio Arruda Villela Filho Director	/s/ Maria de Lourdes Egydio Villela Name: Maria de Lourdes Egydio Villela Director
/s/ Roberto Egydio Setubal Name: Roberto Egydio Setubal Director	/s/ Persio Arida Name: Persio Arida Director
/s/ Alcides Lopes Tapias Name: Alcides Lopes Tapias Director	/s/ Roberto Teixeira da Costa Name: Roberto Teixeira da Costa Director
/s/ Carlos da Camara Pestana Name: Carlos da Camara Pestana Director	/s/ Sérgio Silva de Freitas Name: Sérgio Silva de Freitas Director
/s/ Fernão Carlos Botelho Bracher Name: Fernão Carlos Botelho Bracher Director	/s/ Tereza Cristina Grossi Togni Name: Tereza Cristina Grossi Togni Director
/s/ Dino Sani Jr. Name: Dino Sani Jr. Authorized U.S. Representative
/s/ Henri Penchas Name: Henri Penchas Principal Accounting Officer
/s/ Henri Penchas Name: Henri Penchas Principal Financial Officer
/s/ Roberto Egydio Setubal Name: Roberto Egydio Setubal Principal Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of May 31, 2001, as amended and restated as of February 20, 2002, among Banco Itaú S.A., The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder.

1	Assignment by Banco Itaú S.A. to Banco Itaú Holding Financeira S.A.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.